UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period: N/A

Commission File Number 001-33326

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PEOPLE’S UNITED BANK, N.A. 401(k) EMPLOYEE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PEOPLE’S UNITED FINANCIAL, INC.

850 Main Street

Bridgeport, Connecticut 06604

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PEOPLE’S UNITED BANK, N.A. 401(k) EMPLOYEE SAVINGS PLAN

	BY:	People’s United Bank, N.A.

Date: June 25, 2018	By:	/s/ Jeffrey Hoyt
	Name:	Jeffrey Hoyt
	Title:	Senior Vice President and Chief Accounting Officer

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

*	Other schedules required by Section 2520.103-10 of the Employee Retirement Income Security Act of 1974 are not applicable.

Report of Independent Registered Public Accounting Firm

The People’s United Bank, N.A. Compensation, Nominating and Governance Committee of the Board of Directors and Participants of the People’s Untied Bank, N.A. 401(k) Employee Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of the People’s United Bank, N.A. 401(k) Employee Savings Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for plan benefits for the years then ended. In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan’s auditor since December 31, 2012.

/s/ McSoley McCoy & Company

South Burlington, Vermont

June 25, 2018

1

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2017 and 2016

(In thousands)

	2017	2016
Assets:
Investments (note 3):
Mutual fund shares	$662,317	$539,054
People’s United Financial, Inc. common stock	104,049	111,185
Self-directed brokerage account	2,789	—

Total investments, at fair value	769,155	650,239
Putnam Stable Value Fund, at net asset value	115,040	119,445

Total investments	884,195	769,684

Receivables:
Notes receivable from participants (note 4)	15,512	14,994
Employer contributions (note 5)	10,698	9,839
Participant contributions (note 5)	263	146
Securities sold	—	139

Total receivables	26,473	25,118

Total assets available for plan benefits	910,668	794,802

Liabilities:
Accrued plan expenses	56	50

Total liabilities	56	50

Net assets available for plan benefits	$910,612	$794,752

See accompanying notes to financial statements.

2

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2017 and 2016

(In thousands)

	2017	2016
Additions to net assets attributed to:
Net appreciation in fair value of investments (note 3)	$73,597	$38,761
Interest and dividends	40,006	23,361

Net investment income	113,603	62,122

Contributions:
Participant	31,592	29,784
Employer	23,093	21,361

Total contributions	54,685	51,145

Interest, notes receivable from participants (note 4)	668	629

Total additions, net	168,956	113,896

Deductions from net assets attributed to:
Distributions to participants	53,096	55,657

Total deductions	53,096	55,657

Net increase in net assets available for plan benefits	115,860	58,239
Net assets available for plan benefits, beginning of year	794,752	736,513

Net assets available for plan benefits, end of year	$910,612	$794,752

See accompanying notes to financial statements.

3

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(1)	Plan Description

The People’s United Bank, N.A. 401(k) Employee Savings Plan (the “Plan”) is a defined contribution plan sponsored by People’s United Bank, N.A. (“People’s”, the “Bank”, or the “Plan Sponsor”). Under the terms of a trust agreement, Fidelity Management Trust Company (as “Trustee”) and Fidelity Investments (as “Recordkeeper”) (collectively “Fidelity”) have been empowered to perform such trust and administrative services as may be necessary to carry out the purposes of the Plan. However, the Trustee does not have any discretionary authority concerning the investment of the trust fund or the payment of distributions to participants. The Plan is administered by the Compensation, Nominating and Governance Committee, appointed by the board of directors of People’s, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

In general, all employees become eligible to participate in the Plan on their date of hire. Contributions made by Plan participants and by People’s are invested (as directed by the individual participants) in the Putnam Stable Value Fund, People’s United Financial, Inc. common stock, BrokerageLink (a self-directed brokerage account), or any of a series of mutual funds investment options offered by the Plan.

Participant accounts are credited with the participants’ voluntary payroll contributions, allocations of People’s matching contribution percentages, and Plan earnings. Allocations are based on the participants’ eligible earnings (as defined) and payroll contribution percentages. Forfeitures are utilized to reduce future employer contributions. Participants are fully vested in their own contributions at all times, and in People’s matching contributions after one year of credited service. Participants who receive an additional People’s contribution in lieu of participation in the People’s United Bank Employees’ Retirement Plan (see note 5) vest as follows: 25% after two years of credited service; 50% after three years of credited service; 75% after four years of credited service; and 100% after five years of credited service.

On termination of service, death, disability, or retirement, a participant (or their beneficiary, subject to certain Plan provisions) may elect to receive a lump-sum amount equal to the full value of the participant’s vested interest in his or her account, or monthly, quarterly, semi-annual or annual installments over a period of time not to exceed the life expectancy of the participant or the joint life and last survivor expectancy of the participant and his or her beneficiary.

4	(Continued)

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2017 and 2016

The foregoing Plan description is presented for general information purposes only. Participants should refer to the Plan document for more complete information.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management of the Plan to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and changes therein. Actual results of the Plan could differ significantly from those estimates and assumptions.

(b)	Recent Accounting Pronouncements

In February 2017, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), Employee Benefit Plan Master Trust Reporting (“ASU 2017-06”). ASU 2017-06 clarifies presentation requirements for a plan’s interest in a master trust and requires more detailed disclosures of the plan’s interest in the master trust. This new guidance is effective for fiscal years beginning after December 15, 2018 (January 1, 2019 for the Plan) and early adoption is permitted. Upon adoption the retrospective transition method is to be applied to all periods presented. As the Plan does not maintain an interest in a master trust, the adoption of this amendment is not expected to have a significant impact on the Plan’s Financial Statements.

(c)	Investment Valuation and Income Recognition

Investments representing shares of mutual funds, BrokerageLink investments and People’s United Financial, Inc. common stock are stated at fair value based on quoted market prices.

The Plan invests indirectly in a fully benefit-responsive investment contract (“FBRIC”) through its participation in the Putnam Stable Value Fund (the “Stable Value Fund”). The Stable Value Fund is a collective trust fund consisting of investments in investment contracts issued by insurance companies and other financial institutions as well as synthetic investment contracts, and is stated at net asset value (“NAV”), as defined in Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”) (see note 3).

5	(Continued)

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2017 and 2016

The net unrealized appreciation or depreciation for the year is reported together with realized gains and losses in the statements of changes in net assets available for plan benefits. Purchases and sales of investments are recorded on a trade-date basis. Realized investment gains and losses are determined based on the weighted average historical cost basis of the investment sold. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

(d)	Fair Value Measurement of Investments

Investments, except for the Stable Value Fund which is not subject to the fair value hierarchy, are reported at fair value in the accompanying statements of net assets available for plan benefits. ASC 820 establishes a framework for measuring fair value. That framework provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy assigns the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under ASC 820, along with a brief description of each, are as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	observable inputs for the asset or liability other than quoted prices; and

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

6	(Continued)

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2017 and 2016

A description of the valuation methodologies used to measure Plan assets at fair value is provided below:

Common Stock – Valued at the closing price as reported in the active market on which the identical security is traded.

Mutual Fund Shares – Valued at the NAV per share as reported in the active markets on which the individual securities are traded. There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds.

BrokerageLink Investments – The fair value of this self-directed brokerage account is based on quoted values of underlying shares of equities held within the account. There are no restrictions as to redemption of investment nor does the Plan have any contractual obligations to further invest in this account.

Collective Trust – Valued based on reported NAV, as provided by the Plan administrator of the fund. The NAV is used as a practical expedient to estimate fair value. If available, quoted market prices (NAV) are used to value investments in the trust. The fair value of certain other investments for which quoted market prices are not available are valued based on yields currently available on comparable securities of issuers with similar credit ratings. There are no imposed redemption restrictions nor does the Plan have any contractual obligations to further invest in the trusts.

The preceding methods described may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no changes in the Plan’s valuation methodologies during 2017.

(e)	Notes Receivable from Participants

Participant loans are accounted for as notes receivable from participants, segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest, which approximates fair value.

(f)	Payments of Distributions

Distributions to participants are recorded when paid.

7	(Continued)

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(g)	Administrative Expenses

Certain direct expenses and fees related to the administration of the Plan are paid from Plan assets. All other administrative expenses are paid by participants.

(h)	Forfeited Accounts

Forfeitures of nonvested People’s contributions for participants may be used to reduce future People’s matching contributions. During 2017 and 2016, $716,787 and $347,428 in forfeitures were used to reduce People’s matching contributions, respectively. There was $5,203 and $150,774 in forfeitures available to reduce future employer matching contributions at December 31, 2017 and 2016, respectively.

(3)	Investments

The Plan, through its participation in the Stable Value Fund, has indirectly invested in a FBRIC. The Stable Value Fund, a collective trust, is a commingled pool that invests in: (i) investment contracts issued by insurance companies and other financial institutions; (ii) fixed income securities; and (iii) money market funds.

8	(Continued)

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2017 and 2016

The following tables set forth the fair value of Plan assets, by level, within the ASC 820 fair value hierarchy:

	Fair Value Measurement Using
As of December 31, 2017 (in thousands)	Level 1	Level 2	Level 3	Total
Mutual funds	$662,317	$—	$—	$662,317
People’s United Financial, Inc. common stock	104,049	—	—	104,049
Self-directed brokerage account	2,789	—	—	2,789

Total investments, at fair value	769,155	—	—	769,155
Putnam Stable Value Fund *	—	—	—	115,040

Total investments	$769,155	$—	$—	$884,195

	Fair Value Measurement Using
As of December 31, 2016 (in thousands)	Level 1	Level 2	Level 3	Total
Mutual funds	$539,054	$—	$—	$539,054
People’s United Financial, Inc. common stock	111,185	—	—	111,185

Total investments, at fair value	650,239	—	—	650,239
Putnam Stable Value Fund *	—	—	—	119,445

Total investments	$650,239	$—	$—	$769,684

*	In accordance with ASC 820, the fair values of the Putnam Stable Value Fund reflected in the tables above have been determined using the NAV per share (or its equivalent) practical expedient and, as such, have not been categorized within the fair value hierarchy. The fair values presented in the tables are intended to permit reconciliation of the fair value hierarchy table to amounts presented in the Statements of Net Assets Available for Plan Benefits.

(4)	Notes Receivable from Participants

Participants may borrow up to 50% of their vested account balances (subject to a maximum loan amount of $50,000) and may have up to two loans outstanding at any time (subject to a minimum loan amount of $1,000). Loans generally have a five-year term (longer if used for the purchase of a primary residence) but may be repaid in full at any time. The interest rate for each loan, which remains fixed through the duration of the loan, is the Prime lending rate as listed in The Wall Street Journal in effect on the first business day of the month in which the participant requests the loan, plus 1%. Loans granted at different times may bear different interest rates. Interest begins to accrue on the date the loan proceeds are disbursed to the participant and will continue to accrue until the entire loan balance is paid in full, whether before or after maturity or default. Loan rates ranged from 4.25% to 8.50% at December 31, 2017 and 4.25% to 10.77% at December 31, 2016.

9	(Continued)

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(5)	Employer and Participant Contributions

Effective January 1, 2009, participating employees could contribute from 1% to 50% of their pre-tax earnings (as defined) and allocate their contributions to the Plan’s various investment funds. Participant contributions may not exceed a specified base amount, adjusted annually for cost-of-living increases, as determined by the Internal Revenue Service (the “IRS”). The base amount per participant was $18,000 in 2017 and 2016.

Participants who are age 50 and older at any time during the Plan year may make “catch up contributions” in that year. These contributions are additional tax deferred contributions that eligible participants are permitted to make in excess of annual IRS tax-deferred contribution limits. For 2017 and 2016, the maximum amount of “catch up contributions” permitted to have been made to the Plan was $6,000. People’s makes matching contributions equal to 100% of a participant’s contributions (excluding catch up contributions) up to and including 4% of the participant’s earnings.

Effective May 1, 2017, the Plan was amended to also allow for Roth contribution options.

All eligible employees hired on or after January 1, 2015 are automatically enrolled in the Plan with a 1% deferral percentage (increased to 4% effective March 1, 2017), unless the employee elects a different percentage, including 0%.

During 2006, the Plan was amended to allow employees hired on or after August 14, 2006 to receive an additional annual contribution equal to 3% of their eligible pre-tax earnings (as defined) in lieu of participation in The People’s United Bank, N.A. Employees’ Retirement Plan (the “ERP”), which was closed to new participants effective August 14, 2006. In July 2011, People’s amended the ERP to “freeze”, effective December 31, 2011, the accrual of pension benefits for participants in that plan.

In conjunction with the ERP amendment, People’s amended the Plan to provide for contributions to the Plan on behalf of all ERP participants, effective January 1, 2012, in an annual amount equal to 3% of the employee’s eligible pre-tax earnings (as defined). At December 31, 2017 and 2016, the Plan recorded additional employer contributions receivable totaling $9,883,663 and $9,168,052, respectively, representing amounts due from People’s as a result of these Plan amendments.

People’s matching contributions are made at the same time as participant contributions, while contributions in lieu of retirement plan participation are made on an annual basis. All of People’s contributions are allocated to the investment funds in the same proportion elected by the participant with respect to a participant’s own contributions. If the participant does not have an investment election on file, the contribution is made to an appropriate age-based retirement fund offered by the Plan based upon the participant’s years to normal retirement eligibility (age 65).

10	(Continued)

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(6)	Distributions to Participants

Participant contributions may not be withdrawn from the Plan prior to the termination of the participant’s employment with People’s, unless the participant has either attained age 59-1/2 or is able to demonstrate financial hardship, as defined in Section 401(k) of the Internal Revenue Code (the “IRC”). People’s contributions may be withdrawn subject to specified limitations. The Plan also provides for distributions upon termination, retirement or death, subject to specified conditions. The normal form of payment for participants is a lump sum distribution.

(7)	Risk and Uncertainties

The Plan invests in various types of investment securities that are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for plan benefits.

(8)	Plan Termination

Although it has not expressed any intention to do so, People’s has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, partial termination, or complete discontinuance of contributions, all participants would become fully vested in their accounts and benefits would be payable under the terms of the Plan.

(9)	Income Tax Status

The Plan received a favorable tax determination letter from the IRS dated November 15, 2017, indicating that the Plan, as then designed, was in compliance with the applicable requirements of the IRC, and was therefore exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

GAAP requires the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or derecognize an asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or derecognition of an asset) or disclosure in the financial statements.

11	(Continued)

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2017 and 2016

The Plan is no longer subject to income tax examinations for years prior to 2014.

(10)	Related Party Transactions

The Plan’s investments include shares of People’s United Financial, Inc. common stock. People’s is the Plan Sponsor and, therefore, these transactions qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions. Additionally, the Plan has a number of service providers which qualify as parties-in-interest. All of these party-in-interest transactions are exempt from the prohibited transaction rules of ERISA.

12

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2017

(Dollars in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, and par or maturity value	(e) Current value
	Mutual funds:
	American Funds Europacific Growth Fund	786,838.477 shares	$44,173
	Artisan Mid Cap Fund	831,701.208 shares	34,507
	Columbia Small Cap Value Fund II Class Y	405,260.859 shares	7,481
	Dreyfus Treasury & Agency Cash Management Inst’l	2,128.340 shares	2
	Invesco Diversified Dividend Fund R5 Class	1,245,929.552 shares	25,367
	Janus Venture Fund Class I	405,175.412 shares	31,434
	Principal Mid Cap Value Fund III Institutional Class	1,294,397.164 shares	27,674
	Prudential Global Real Estate Fund Class Q	12,810.863 shares	310
	T. Rowe Price Growth Stock Fund	1,378,535.452 shares	86,365
	T. Rowe Price Retirement 2005 Fund	220,214.143 shares	3,006
	T. Rowe Price Retirement 2010 Fund	266,901.258 shares	4,879
	T. Rowe Price Retirement 2015 Fund	785,676.105 shares	11,769
	T. Rowe Price Retirement 2020 Fund	1,516,630.012 shares	34,185
	T. Rowe Price Retirement 2025 Fund	2,307,278.623 shares	40,585
	T. Rowe Price Retirement 2030 Fund	1,385,357.682 shares	35,908
	T. Rowe Price Retirement 2035 Fund	1,156,770.992 shares	21,944
	T. Rowe Price Retirement 2040 Fund	543,366.832 shares	14,801
	T. Rowe Price Retirement 2045 Fund	733,275.364 shares	13,544
	T. Rowe Price Retirement 2050 Fund	667,583.054 shares	10,361
	T. Rowe Price Retirement 2055 Fund	371,750.171 shares	5,792
	T. Rowe Price Retirement 2060 Fund	84,633.305 shares	1,021
	Vanguard Institutional Index Fund	429,527.190 shares	104,573
	Vanguard Mid Cap Index Fund	590,071.179 shares	24,972
	Vanguard Small Cap Index Fund	213,499.653 shares	15,112
	Vanguard Total Bond Market Index Fund	1,111,180.530 shares	11,945
	Vanguard Total International Stock Index Fund	302,869.490 shares	9,244
	Western Asset Core Plus Bond Fund Class IS	3,496,450.030 shares	41,363

	Total mutual funds		662,317
*	Fidelity BrokerageLink	2,789,818.260 shares	2,789
	Putnam Stable Value Fund	115,040,052.080 shares	115,040
*	People’s United Financial, Inc. common stock	5,564,002.515 shares	104,049
*	Notes receivable from participants	2,238 participant loans
		Interest rates ranging from 4.25% to 8.50%.
		Maturity dates of January 2018 to
		December 2032.	15,512

	Total investments and loans (held at end of year)		$899,707

*	Party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

13

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of McSoley McCoy & Company